BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

November 10, 2008 VIA EDGAR United States Securities and Exchange Commission Washington, D.C. 20549

DENVER OFFICE

1899 WYNKOOP STREET

DENVER, CO 80202

TELEPHONE: (303) 592-3100

FACSIMILE: (303) 592-3140

CHICAGO OFFICE

COURTHOUSE PLACE

54 WEST HUBBARD STREET

CHICAGO, IL 60654

TELEPHONE: (312) 494-4400

Attention:	H. Christopher Owings Assistant Director Division of Corporate Finance	FACSIMILE: (312) 494-4440

Re:	The Parent Company
Registration Statement on Form S-3/A
File No. 333-153160

Dear Mr. Owings:

The Parent Company is filing Amendment No. 2 to its Registration Statement on Form S-3, File No. 333-153160 today. This letter responds to your letter dated October 8, 2008 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing. The issuer’s responses to the Staff’s comments follow the numbered comments contained in the Staff’s October 8, 2008 letter, which we have reproduced below. We use certain capitalized terms as defined in the Registration Statement.

1. We reviewed your response to comment three in our letter dated September 19, 2008. Please disclose the information you provided in your response letter particularly as it relates to the amounts that will be due to each holder in connection with a Registration Default.

The Registration Default provisions of the Registration Rights Agreement that relate to the current Registration Statement have been removed in connection with the amendment and restatement of that agreement, so no amounts will be due.

2. We reviewed your response to comment 11 in our letter dated September 19, 2008. Please update the percentage of shares beneficially owned before and after the offering for D.E. Shaw Laminar Acquisition Holdings 3, L.L.C. and Michael J. Wagner.

The Parent Company has removed all shares held by Laminar and Mr. Wagner from the Registration Statement, so, accordingly, references to Laminar and Mr. Wagner are no longer contained in the table of selling shareholders.

3. We note that you are registering the sale of 10,568,164 shares and previously have registered the sale of an additional 10,348,053 (File No. 333-143765). Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because it appears you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the market

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

November 10, 2008

offering under Rule 415(a)(4). Instead, you may conduct your primary offering on a continuous basis under Rule 415(a)(1)(ix), but you must fix the price at which shareholders will sell the shares for the duration of the offering and name your affiliated selling security holders as underwriters. Please revise your document accordingly.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	Any relationships among the selling shareholders; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Parent Company has reduced the number of shares being registered to 2,091,114 shares. All shares are beneficially owned by John C. Textor and, in some cases, entities that he owns or controls controls. Mr. Textor is a member of the board of directors of The Parent Company but has no affiliation or association with D. E. Shaw & Co., Inc., which directly beneficially owns a majority of outstanding shares of The Parent Company and thus may be deemed to have the ability to control The Parent Company. We believe that the resale offering should not be considered as a primary offering in light of the following considerations:

•

Neither Mr. Textor nor any other selling shareholder is in the business of underwriting or buying and selling securities. In addition, Mr. Textor has not engaged in any short selling or similar transactions in connection with securities of The Parent Company that might be deemed to reduce Mr. Textor’s investment risk in such securities.

•

Approximately 80% of the shares being registered have been held by Mr. Textor for in excess of five years. These shares were acquired by Mr. Textor from The Parent Company’s predecessor on dates ranging from December 1999 to December 2003, in each case while the issuer was privately held and prior to the issuer’s initial public offering. These shares were acquired in connection with transactions that were designed to fund the predecessor’s operations are were typical for early stage growth financings.

•

Virtually all of the remaining shares being registered, approximately 420,000 shares, were acquired from third parties in open market or privately negotiated purchases (not from The Parent Company), during 2006, 2007 and January 2008. No shares being registered were acquired from The Parent Company or its successors since the date of the issuer’s initial public offering in 2005, other than 4,079 shares acquired in early 2008 as compensation for Mr. Textor’s services as a director of The Parent Company, the issuance of which was registered by the issuer on its Registration Statement on Form S-8, No. 148591.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

November 10, 2008

•

The Parent Company will receive no proceeds, either directly or indirectly, from the sale of any shares being registered. No securities being registered will be obtained from the issuer in connection with any conversion or exercise of derivative securities.

Exhibit 5 - Opinion

4. We note your revisions in response to comment 15 in our letter dated September 19, 2008. However, the opinion uses the defined term “Other Shares” in the penultimate paragraph when that term has not been defined elsewhere; we presume that counsel intended to refer to “Outstanding Shares.” Please revise or advise.

We have revised simplified the opinion to reflect the changes in the shares being registered and accordingly we believe we have addressed this comment.

We appreciate the Staff’s efforts to provide us with comments on the Registration Statement. Please feel free to contact me at 303-592-3144 if you have questions.

Sincerely,

/s/ Thomas R. Stephens

cc:	Michael Wagner
Barry Hollingsworth